News Release
For Immediate Release
Contacts:

Bill Newbould Vice President, Investor Relations Eurand N.V. +1 267-759-9335 bill.newbould@eurand.com	Nick Laudico/Sara Pellegrino The Ruth Group +1 646-536-7030/7002 nlaudico@theruthgroup.com spellegrino@theruthgroup.com
Eurand Announces Pricing of Offering of Ordinary Shares
     AMSTERDAM, The Netherlands, Oct. 22, 2009 — Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today announced the pricing of its previously disclosed public offering of 8,500,000 ordinary shares at an initial price to the public of $11.25 per share. The shares are being offered through an underwriting syndicate led by Deutsche Bank Securities and BofA Merrill Lynch, together with co-managers Cowen and Company and Thomas Weisel Partners. The offering is expected to close on or about October 27, 2009.
     Of the 8,500,000 shares being offered, 2,000,000 are newly issued by Eurand N.V., and the remaining 6,500,000 are currently issued and outstanding. The Company intends to use the net proceeds from the sale of its 2,000,000 ordinary shares to fund potential product acquisitions and/or potential acquisitions of complementary businesses and research and development of additional product candidates, as well as to fund working capital and other general corporate purposes.
     Eurand Chairman and Chief Executive Officer Gearóid Faherty, the Company’s second-largest shareholder, has elected not to sell any shares in this offering. The other selling stockholders will increase their sale of shares so that the total offering size remains 8,500,000 shares. Those selling stockholders also have granted the underwriters an option to purchase an additional 1,275,000 ordinary shares at the public offering price to cover over-allotments, if any.
     The offering may be made only by means of a prospectus. Copies of the prospectus, when available, can be obtained from Deutsche Bank Securities Inc., by mail, Attn: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311, by telephone at (800)-503-4611 or by email: prospectusrequest@list.db.com, and from BofA Merrill Lynch, by mail, 4 World Financial Center, New York, 10080, attention: Preliminary Prospectus Department, or by e-mail: prospectus.requests@ml.com.
     A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
About Eurand
     Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies. Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet (ODT) formulations, and drug conjugation.
     Eurand is a global company with facilities in the U.S. and Europe. For more information, visit www.eurand.com.
Forward-Looking Statement
     This release, and oral statements made with respect to information contained in this release, constitute forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. A non-exclusive list of important factors that may affect future results may be found in Eurand’s filings with the Securities and Exchange Commission, including its recently filed Form F-3, annual report on Form 20-F and periodic reports on Form 6-K. Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
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